Form 51-102F3

Material Change Report
1.    Name and Address of Company
Hydrogenics Corporation (“Hydrogenics”)
5985 McLaughlin Road
Mississauga, Ontario
L5R 1B8
2.    Date of Material Change
December 8, 2006
3.    News Release
A news release was issued through CCNMatthews on December 8, 2006.
4.    Summary of Material Change
The Board of Directors of Hydrogenics announced that Daryl Wilson has been appointed President and Chief Executive Officer of Hydrogenics. Mr. Wilson replaces previous President and Chief Executive Officer and Hydrogenics co-founder Pierre Rivard, who will become the Executive Chair.
5.    Full Description of Material Change
The Board of Directors of Hydrogenics announced that Daryl Wilson has been appointed President and Chief Executive Officer of Hydrogenics. Mr. Wilson replaces previous President and Chief Executive Officer and Hydrogenics co-founder Pierre Rivard, who will become the Executive Chair.
In his new full-time Executive Chair position Mr. Rivard will serve as a strategic advisor and will have an ongoing advisory role. He will also play a critical supporting role to the Chief Executive Officer and the Board of Directors regarding Hydrogenics’ relationships with industry, government, partners, customers, and the community.
This new leadership configuration will enhance Hydrogenics’ ability to take the next step in its development and exploit the tremendous commercial opportunities that are emerging in the industry.
See the news release attached as Schedule A for a full description of the material change.
6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.    Omitted Information
No information has been omitted from this report on the basis that it is confidential information.

8.    Executive Officers
For further information please contact Lawrence Davis, Chief Financial Officer, at (905) 361-3633.
9.    Date of Report
December 11, 2006

SCHEDULE A
Hydrogenics Strengthens Leadership Team Naming Daryl Wilson as New CEO
Co-founder Rivard Steps Into Advisory Executive Chair Role
MISSISSAUGA, ONTARIO — December 8, 2006 — The Board of Directors of Hydrogenics Corporation (NASDAQ:HYGS; TSX:HYG.TO), a leading developer and manufacturer of hydrogen and fuel cell products, today announced that Daryl Wilson, a versatile leader with 25 years of technology and industrial management experience, has been appointed President and Chief Executive Officer of the corporation.
Mr. Wilson replaces co-founder Pierre Rivard, who announced in September that he would move into the advisory role of Executive Chair upon the successful completion of a search for his successor. With Mr. Rivard’s move, Hydrogenics’ previous chairman Norman Seagram becomes Lead Director.
“Hydrogenics has reached the point where we’re ready to move beyond the early development stage and exploit the tremendous commercial opportunities that are emerging in this industry,” said Mr. Wilson. “The board of directors and Pierre recognized that new, yet complementary, management skills were needed for this next step in the company’s development.”
Mr. Wilson brings the proven ability to take an emerging technology company and enable it to become a highly successful provider of commercial products. He has a wealth of diverse international business experience, having held senior leadership positions with Royal Group Technologies, ZENON Environmental, TOYOTA and Dofasco.
“We are building on our strengths and momentum,” said Mr. Seagram. “We are building on the foundation created under Pierre’s leadership, adding new capabilities to a solid team, to get to the next level in Hydrogenics’ development.”
In his new position as executive chair, Mr. Rivard has an ongoing advisory role with the company he co-founded in 1995. He will play a critical supporting role to the CEO and Board, regarding Hydrogenics’ relationships with industry, government, partners, customers, and the community. “With Daryl’s tremendous leadership related to growth and operational excellence in technology development and manufacturing, and with Pierre’s continued involvement as an industry statesman and strategic advisor, Hydrogenics now has the essential strength to build on its market and technology leadership in hydrogen and fuel cell products and systems,” said Lead Director Norman Seagram. “Pierre has been a driving force behind Hydrogenics’ success since its inception, and Daryl provides new areas of management expertise and execution that will benefit our shareholders, employees and customers.”
Conference Call Details
A conference call will be held to discuss this announcement on Dec. 8, 2006 at 10:30 a.m. (EST). To participate in this conference call, please dial 416-695-5261 approximately 10 minutes before the call. Alternatively, a live webcast of the conference call will be available on Hydrogenics website at www.hydrogenics.com. Please visit the website at least 10 minutes early to register and download any necessary software. Should you be unable to participate, a website replay will also be available after the call.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.

For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com
Media Contact:
Melody Gaukel
Ketchum on behalf of Hydrogenics
Phone: +1-416-544-4906
Email: media@hydrogenics.com
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.